FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 15 February, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 Notice of Redemption

RBS Capital Trust II (the "Trust")

and

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) (the "Bank")

(collectively, the "Issuers")

The holders of the following securities (the "Securities") have been notified by the Issuers of the upcoming redemption of the Securities on February 15, 2022:

A.        the US$650,000,000 6.425% Non-cumulative Trust Preferred Securities issued by the Trust pursuant to the Amended and Restated Declaration of Trust dated as of December 10, 2003 of the Trust (the "Declaration of Trust") (ISIN Code: US74927PAA75) (the "TPS"); and

B.        the US$650,001,000 Fixed/Floating Rate Callable Subordinated Notes due 2043 issued by the Bank pursuant to the Trust Deed dated December 10, 2003 (ISIN Code: XS0182424431) (the "Subordinated Notes").

The Issuers have elected to redeem the Securities on March 17, 2022 in accordance with the conditions of the Subordinated Notes. The TPS are being redeemed, pursuant to Section 8.03 of the Declaration of Trust, as a result of the Partnership exercising its rights to redeem all of the Partnership Preferred Securities under Section 5.03(e)(iii) of the Partnership Agreement. Terms used but not defined herein shall have the meaning given to them in the relevant notice of redemption or, if not defined therein, the meaning given to them in the Declaration of Trust or the Partnership Agreement. The Issuers have sent the relevant notice to the relevant holders pursuant to the terms of the relevant Securities. To view the notices, please click on the links below.

http://www.rns-pdf.londonstockexchange.com/rns/7901B_1-2022-2-15.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7901B_2-2022-2-15.pdf

The Subordinated Notes will be delisted from the Luxembourg Stock Exchange once redeemed.

For further information, please contact:

Scott Forrest
Natwest Treasury Debt Capital Markets & Capital Strategy
Tel: +44 (0) 7747 455969

Paul Pybus
NatWest Investor Relations
+44 (0) 20 7672 1758

Date: February 15, 2022

 This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'would have been', 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy and the refocusing of its NatWest Markets franchise, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber and IT risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future acquisitions, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2020 Annual Report and Accounts (ARA), NatWest Group plc's Interim Results for H1 2021, NatWest Group plc's Interim Results for Q3 2021 and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier
2138005O9XJIJN4JPN90

Date: 15 February 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary